EXHIBIT 16.1

November 20, 2023

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Commissioners:

On November 17, 2023, we provided notice to Farmers & Merchants Bancorp (the Company) of our decision to not stand for reelection as the Company’s independent registered public accounting firm.

We have read the statements made by Farmers & Merchants Bancorp, which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, dated November 22, 2023, and are in agreement with the disclosures in the referenced Form 8-K, insofar as they pertain to our firm. We have not been requested nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Eide Bailly LLP

Eide Bailly LLP

www.eidebailly.com

800 Nicollet Mall, Ste. 1300  |  Minneapolis, MN 55402-7033  |  T 612.253.6500  |  F 612.253.6600  |  EOE